The Target Portfolio Trust
For the period ended 12/31/04
File number 811-7064

SUB-ITEM 77D
Policies With Respect to Security Investment

THE TARGET PORTFOLIO TRUST
International Bond Portfolio
Supplement dated September 21, 2004
to Prospectus dated April 29, 2004

On or about October 1, 2004, Pacific Investment Management
Company LLC (PIMCO) will replace Fischer Francis Trees &
Watts, Inc. (FFTW) as subadviser to the International Bond
Portfolio.

The following replaces the discussion of FFTW in the section of the prospectus titled "How the Trust is Managed - Advisers and Portfolio Managers:"

Pacific Investment Management Company LLC (PIMCO) has been the Portfolio's Adviser since September 2004. PIMCO, a Delaware limited liability company, is a majority-owned subsidiary of Allianz Dresdner Asset Management of America L.P. (ADAM LP). Allianz Aktiengesellschaft (Allianz AG) is the indirect majority owner of ADAM LP. Allianz AG is a European-based, multinational insurance and financial services holding company. Pacific Life Insurance Company holds an indirect minority interest in ADAM LP. PIMCO has specialized in fixed income investing since the firm was established in 1971. As of June 30, 2004, PIMCO had approximately $392 billion in assets under management. PIMCO's address is 840 Newport
Center Drive, Newport Beach, California 92660.

Sudi Mariappa, a Managing Director of PIMCO, leads the global portfolio management team for the Portfolio. He joined PIMCO as a portfolio manager in 2000. Before joining PIMCO, Mr. Mariappa was a managing director at Merrill Lynch from 1999-2000 and prior to that was an executive director of Sumitomo Finance International.